Baron Select Funds

767 Fifth Avenue, 49th Floor

New York, NY 10153

Tel: 212.583.2000

Fax: 212.583.2014

February 14, 2018

VIA EDGAR

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Samantha Brutlag

Re:	Baron Select Funds – Post-Effective Amendment No. 56
(File Nos. 333-103025 and 811-21296)
Filing Pursuant to Rule 485(a)

Dear Ms. Brutlag

Post-Effective Amendment No. 56 (“PEA No. 56”) under the Securities Act of 1933 and Amendment No. 59 under the Investment Company Act of 1940 to the Registration Statement of Baron Select Funds (the “Registrant”) is hereby electronically transmitted.

As indicated on the facing page of the PEA No. 56, the Registrant has specified that it is to become effective 75 days after filing, pursuant to the provisions of Rule 485(a) under the Securities Act of 1933. A Rule 485(a) filing is being made to add a new series, Baron Health Care Fund (the “Fund”), to the Registrant.

The Registrant respectfully requests selective review of the Registration Statement. We respectfully request SEC comments within 45 days of the date of this filing in order to meet our print production and shareholder mailing schedules.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino
Patrick M. Patalino
Vice President and General Counsel

February 14, 2018

Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Baron Select Funds – (File Nos. 333-103025 and 811-21296)

Dear Ms. Brutlag

Enclosed please find a courtesy copy of the 485APOS amendment to the Registration Statement for Baron Select Funds (the “Registrant”) as filed on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2018 (the “Amendment”), creating the new series Baron Health Care Fund, marked to show all changes made to the 485BPOS amendment to the Registration Statement for Baron Select Funds as filed with SEC on December 29, 2017.

As indicated on the facing page of the Amendment, the Registrant has specified that it is to become effective 75 days after filing, pursuant to the provisions of Rule 485(a) under the Securities Act of 1933.

The Registrant respectfully requests selective review of the Amendment. We respectfully request SEC comments within 45 days of the date of this filing in order to meet our print production and shareholder mailing schedules.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino
Patrick M. Patalino
General Counsel